UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

TNS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872960109

(CUSIP Number)

Philip A. Canfield
GTCR Golder Rauner, L.L.C.
6100 Sears Tower
Chicago, Illinois 60606-6402
(312) 382-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Stephen L. Ritchie, Esq.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

September 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872960109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Fund VII/A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Co-Invest, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Mezzanine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Golder Rauner, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of TNS, Inc., a Delaware corporation (the “Issuer”) with its principal executive offices at 11480 Commerce Park Drive, Suite 600, Reston, VA 20191-1406.

Item 2.	Identity and Background

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund VII, L.P., a Delaware limited partnership (“Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Fund VII/A, L.P., a Delaware limited partnership (“Fund VII/A”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Co-Invest, L.P., a Delaware limited partnership (“Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), by virtue of its direct beneficial ownership of Common Stock; (v) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII and Fund VII/A; (vi) GTCR Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), by virtue of it being the general partner of Capital Partners; (vii) GTCR Partners VI, L.P., a Delaware limited partnership (“GTCR Partners VI”), by virtue of it being the general partner of Mezzanine Partners; and (viii) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of GTCR Partners VII, Co-Invest and GTCR Partners VI.  Fund VII, Fund VII/A, Co-Invest, Capital Partners, GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.  GTCR is managed by its members.

(b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

(c) The principal business of Capital Partners, Mezzanine Partners (as general partner to Capital Partners), GTCR Partners VI (as general partner of Mezzanine Partners) and GTCR (as general partner of GTCR Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital.  The principal business of each of the other Reporting Persons, including GTCR as general partner of GTCR Partners VII and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this statement are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On April 3, 2001, Fund VII acquired 86,864.875 Class B Preferred Units and 5,349.75 Common Units of TNS Holdings, L.L.C. (“Holdings LLC”) for an aggregate purchase price of $87,399,849.60, Fund VII/A acquired 37,227.803 Class B Preferred Units and 2,292.75 Common Units of Holdings LLC for an aggregate purchase price of $37,457,078.40 and Co-Invest acquired 1,136.1 Class B Preferred Units and 69.97 Common Units of Holdings LLC for an aggregate purchase price of $1,143,072 pursuant to a Unit Purchase Agreement, dated April 3, 2001, by and among Fund VII, Fund VII/A, Co-Invest and Heller Financial, Inc.  The purchase price for the Class B Preferred Units was $1,000 per unit and the purchase price for the Common Units was $100 per unit.

On April 3, 2001, Capital Partners, Holdings LLC and Transaction Network Services, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“TNS”) entered into a senior subordinated loan agreement (the “Subordinated Loan Agreement”) pursuant to which Capital Partners loaned $30,000,000 to TNS.  In connection with the Subordinated Loan Agreement, Holdings LLC and Capital Partners entered into a Warrant Agreement dated as of April 3, 2001 (the “Warrant Agreement”) pursuant to which Holdings LLC issued Capital Partners a warrant to purchase 3,842.452 Class B Preferred Units and 236.64 Common Units, which Capital Partners exercised on April 3, 2001.

There were no subsequent purchases of securities under the Unit Purchase Agreement or the Warrant Agreement.  Each of these agreements has been terminated pursuant to the dissolution agreement as described below.

On April 3, 2001, Fund VII, Fund VII/A, Co-Invest and Capital Partners (collectively, the “GTCR Funds”) and certain other investors, including officers of the Issuer, entered into a limited liability company agreement governing the affairs of Holdings LLC which, before its dissolution on March 19, 2004, held all of the outstanding shares of the Issuer’s Class A Cumulative Redeemable Stock, par value $0.01 per share (the “Class A Preferred Stock”) and more than 99% of the Common Stock of the Issuer.

Pursuant to a Stock Purchase Agreement, dated as of April 3, 2001, between Holdings LLC and the Issuer, Holdings LLC purchased 97,000,000 shares of Common Stock at a price of $0.042995 per share and 134,845.633 shares of Class A Preferred Stock at a price of $1,000 per share.  As of March 19, 2004, Holdings LLC held all of the outstanding shares of Class A Preferred Stock of the Issuer and 12,370,979 shares of Common Stock of the Issuer, or more than 99% of the outstanding shares of Common Stock of the Issuer.  The source of the funds used to acquire such shares of the Issuer was internal capital of the unitholders of Holdings LLC as described above.

Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation dated as of October 30, 2003, each share of Class A Preferred Stock was converted into shares of Common Stock upon the election of Holdings LLC, which was exercised on March 19, 2004 in connection with the completion of the Issuer’s initial public offering of its Common Stock pursuant to a Registration Statement on Form S-1.

Pursuant to a Dissolution Agreement, dated March 19, 2004, by and among the Issuer, Holdings LLC and the members of Holdings LLC, Holdings LLC dissolved and distributed all of its assets, which consisted solely of Common Stock, to the members of Holdings LLC.

A copy of the Stock Purchase Agreement, the Unit Purchase Agreement, the Warrant Agreement, the Subordinated Loan Agreement and the Dissolution Agreement are filed as exhibits hereto and are incorporated herein by reference.  The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4.	Purpose of Transaction

On September 21, 2005, the Reporting Persons sold 6,589,783 shares of Common Stock pursuant to the Issuer’s registered offering under a Registration Statement on Form S-3, dated August 25, 2005, File No. 333-127851, as amended.  In connection with the registered offering, certain of the Reporting Persons distributed an aggregate of 9,528 shares of Common Stock to a limited partner.  As a result, the Reporting Persons no longer own any shares of Common Stock.  This is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
The information set forth in Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
(a) Inapplicable.
(b) Inapplicable.

(c)                    On September 21, 2005, the Reporting Persons sold 6,589,783 shares of Common Stock pursuant to the Issuer’s registered offering under a Registration Statement on Form S-3, dated August 25, 2005, File No. 333-127851, as amended.  The Reporting Persons sold the shares of Common Stock pursuant to an underwriting agreement.  The underwriters purchased the shares of Common Stock from the Reporting Persons at a purchase price of $22.20 per share that resulted in total proceeds to the Reporting Persons of $146,107,982.  The Underwriting Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

In connection with the registered offering, GTCR Partners VII, L.P., GTCR Mezzanine Partners, L.P. and GTCR Golder Rauner, L.L.C. distributed an aggregate of 9,528 shares of Common Stock to a limited partner.  As a result, the Reporting Persons no longer own any shares of Common Stock.

This is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.
(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons, the Issuer and certain of the Issuer’s executive officers and other investors of the Issuer are parties to an Amended and Restated Registration Agreement, dated as of March 19, 2004.  This agreement grants the holders of a majority of the Issuer’s Common Stock that are registrable securities under the Amended and Restated Registration Agreement, the right, at any time, to demand that the Issuer file a registration statement with the Commission to register all or part of such holders’ Common Stock.  A copy of the Amended and Restated Registration Rights Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

In connection with the dissolution of Holdings LLC and the Issuer’s initial public offering of common stock, the Stock Purchase Agreement was amended so that, among other things, the Issuer is no longer obligated to obtain the consent of Fund VII before taking certain extraordinary corporate actions.  Pursuant to Amendment No. 1 to the Stock Purchase Agreement, dated March 19, 2004, among Holdings LLC, the Issuer and the GTCR Funds, the GTCR Funds will be permitted to designate a representative to the Issuer’s governance and nominating committee and its compensation committee so long as the GTCR Funds own 37.5% of the Issuer’s common stock that they owned as of the completion of the Issuer’s initial public offering and there is no prohibition against a GTCR Fund designee serving on such committees under applicable law or under the rules of the New York Stock Exchange.  The amended stock purchase agreement also requires the Issuer to obtain the consent of the GTCR Funds before issuing stock-based compensation to certain of the Issuer’s executive officers.  The rights of the GTCR Funds under such provision will terminate when the GTCR Funds cease to own at least 37.5% of the common stock that they owned as of the completion of the Issuer’s initial public offering.  A copy of Amendment No. 1 to the Stock Purchase Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement, dated as of September 15, 2004, among the Issuer, William Blair & Company, L.L.C., as representative to the additional underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P.,  GTCR Partners VII, L.P., GTCR Mezzanine Partners, L.P. and GTCR Golder Rauner, L.L.C. (the “Underwriting Agreement”), the Reporting Persons sold 6,580,255 shares of Common Stock on September 21, 2005. The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $22.20 per share that resulted in total proceeds to the Reporting Persons of $146,107,982.

In connection with the registered offering, GTCR Partners VII, L.P., GTCR Mezzanine Partners, L.P. and GTCR Golder Rauner, L.L.C. distributed an aggregate of 9,528 shares of Common Stock to a limited partner.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of September 26, 2005.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated March 16, 2004. Previously filed in connection with the Reporting Persons’ Form 3s dated March 16, 2004.*
Exhibit 3	Stock Purchase Agreement, dated as of April 3, 2001, among TNS Holdings, L.L.C. and TNS, Inc.**
Exhibit 4	Unit Purchase Agreement, dated April 3, 2001, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Heller Financial, Inc.**
Exhibit 5	Subordinated Loan Agreement, dated April 3, 2001, among GTCR Capital Partners, L.P., TNS Holdings, L.L.C. and Transaction Network Services, Inc.**
Exhibit 6	Warrant Agreement, dated April 3, 2001, between TNS Holdings, L.L.C. and GTCR Capital Partners, L.P.**
Exhibit 7	Dissolution Agreement, dated March 19, 2004, among TNS, Inc., TNS Holdings, L.L.C. and the members of Holdings LLC.**
Exhibit 8	Amended and Restated Registration Rights Agreement, dated as of March 19, 2004, among TNS, Inc., and each of the persons listed on Schedule A thereto.**
Exhibit 9

                         Amendment No. 1 to the Stock Purchase Agreement, dated March 19, 2004, among TNS, Inc., TNS Holdings, L.L.C., GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P.**

Exhibit 10	Amended and Restated Certificate of Incorporation of TNS, Inc., formerly known as TNS Holdings, Inc., dated October 30, 2003.**
Exhibit 11	Amended and Restated Certificate of Incorporation of TNS, Inc., dated March 19, 2004.**
Exhibit 12

                         Underwriting Agreement, dated as of September 15, 2005, among the TNS, Inc., William Blair & Company, L.L.C., as representative to the additional underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., GTCR Partners VII, L.P., GTCR Mezzanine Partners, L.P. and GTCR Golder Rauner, L.L.C.

* Previously filed.

** Previously filed with the Statement on Schedule 13D, dated March 16, 2004.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2005

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  September 26, 2005

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Thomas N. Blanchard
Name:	Thomas N. Blanchard
Its:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of September 26, 2005.
Exhibit 2	Powers of Attorney for the Reporting Persons, dated March 16, 2004. Previously filed in connection with the Reporting Persons’ Form 3s dated March 16, 2004.*
Exhibit 3	Stock Purchase Agreement, dated as of April 3, 2001, among TNS Holdings, L.L.C. and TNS, Inc.**
Exhibit 4	Unit Purchase Agreement, dated April 3, 2001, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Heller Financial, Inc.**
Exhibit 5	Subordinated Loan Agreement, dated April 3, 2001, among GTCR Capital Partners, L.P., TNS Holdings, L.L.C. and Transaction Network Services, Inc.**
Exhibit 6	Warrant Agreement, dated April 3, 2001, between TNS Holdings, L.L.C. and GTCR Capital Partners, L.P.**
Exhibit 7	Dissolution Agreement, dated March 19, 2004, among TNS, Inc., TNS Holdings, L.L.C. and the members of Holdings LLC.**
Exhibit 8	Amended and Restated Registration Rights Agreement, dated as of March 19, 2004, among TNS, Inc., and each of the persons listed on Schedule A thereto.**
Exhibit 9

Amendment No. 1 to the Stock Purchase Agreement, dated March 19, 2004, among TNS, Inc., TNS Holdings, L.L.C., GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P.**

Exhibit 10	Amended and Restated Certificate of Incorporation of TNS, Inc., formerly known as TNS Holdings, Inc., dated October 30, 2003.**
Exhibit 11	Amended and Restated Certificate of Incorporation of TNS, Inc., dated March 19, 2004.**
Exhibit 12

Underwriting Agreement, dated as of September 15, 2005, among the TNS, Inc., William Blair & Company, L.L.C., as representative to the additional underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., GTCR Partners VII, L.P., GTCR Mezzanine Partners, L.P. and GTCR Golder Rauner, L.L.C.

* Previously filed.

** Previously filed with the Statement on Schedule 13D on March 16, 2004.

SCHEDULE A

The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C.  Each such person is a citizen of the United States.  Unless otherwise specified, the business address of each person listed below is 6100 Sears Tower, Chicago, IL 60606.

Name	Principal Occupation

Craig A. Bondy	Principal and Member
Philip M. Canfield	Principal and Member
David A. Donnini	Principal and Member
Vincent J. Hemmer	Principal and Member
Edgar D. Jannotta, Jr.	Principal and Member
Joseph P. Nolan	Principal and Member
David F. Randell	Principal and Member
Bruce V. Rauner	Principal and Member
Collin E. Roche	Principal and Managing Member
Anna May L. Trala	Chief Financial Officer